DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6703
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

[redacted]
.DA, 2
ÑA

1033

3A CHATER ROAD
HONG KONG

File No. 82-4939

May 25, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Grupo Ferrovial's financial results corresponding to the first quarter of 2007, together with a pdf presentation

If you have any questions, please do not hesitate to contact me at 212- 450-6703. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/mep

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

File No. 82-4939

Security reference

GENERAL	VERSION 5.1.3

INFORMATION ABOUT:
PERIOD First quarter **Year** 2007

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID	**Tax ID Number:** A-28606556
Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company: Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	Signature:

A) ADVANCED QUARTERLY RESULTS
(Regarding the consolidated information, only the column applicable based on current standards must be completed).

Units: Thousand euro		PARENT COMPANY		CONSOLIDATED UNDER SPANISH GAAP		CONSOLIDATED UNDER IFRS	
		Current year	Previous year	Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	17,611	13,499			3,407,374	2,323,100
INCOME BEFORE TAX / INCOME BEFORE TAX FROM CONTINUING OPERATIONS (2)	1040	-364	167,970			355,330	112,800
INCOME FOR THE PERIOD FROM CONTINUING OPERATIONS (3)	4700					387,078	80,200
INCOME FOR THE PERIOD (4)	1044	-264	168,048			387,078	102,959
Income attributable to outside shareholders / Income for the period attributable to minority interest	2050					62,807	8,672
INCOME FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY / INCOME FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	2060					449,885	111,631
ISSUED CAPITAL	0500	140,265	140,265				
AVERAGE NUMBER OF EMPLOYEES	3000	273	238			99,788	79,057

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficiently-informed opinion about the activity of the company or its group and the results obtained during the period covered by this quarterly information, as well as the financial and net worth position and other relevant data about the general operations of the company or its group. Comments about the consolidated financial aggregates must be clearly distinguished from those relating to the parent company).

PDF attached

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

To draft the financial information regarding January-March 2006 and 2007 for this report, the same accounting principles, criteria and policies were applied as in the latest 2006 financial statements that were approved.

These criteria are those provided in the accounting regulations applicable to the company:

• Spanish GAAP (Spanish General Accounting Plan), for the parent company information.

• International Financial Reporting Standards adopted by the European Union, for the consolidated information.

As provided in IFRS 1 and for comparison with the figures for January-March 2007, the reuslts from the real estate division (excepting its activities in Poland) in the period January-March 2006 were reclassified to results from discontinued operations in accordance with the classification given to that activity in that year.

The changes in the scope of consolidation in the first three months of this year were mainly as follows:

In the airports business:

In February 2007, Ferrovial Aeropuertos, S.A. sold its stake in the company owning the rights to Sydney Airport (20.9% of the latter's capital). As a result of that transaction, Grupo Ferrovial obtained 474.8 million euro in capital gains through that subsidiary.

Toll road business:

The company SH-130 Concession Company LLC was incorporated, in which Grupo Ferrovial subsidiary Cintra S.A. has a 65% stake.
That company will manage the project awarded to the aforementioned subsidiary to operate a toll road in Texas (USA); the project represents an investment of approximately 1.3 billion US dollars.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:
(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**			
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)
On 28 October 2006, an interim dividend of 0.34 euro per share out of 2006 income was declared. This dividend, which amounted to 47,690,012.62 euro, excluding own shares at the time of payment, was paid on 15 November 2006.

On 30 March 2007, the Shareholders' Meeting of Grupo Ferrovial, S.A. approved a supplementary dividend of 0.66 euro per share (92,574,730.38 euro) out of 2006 income, excluding own shares at the date of the Shareholders' Meeting. This dividend will be paid on 16 May.

Consequently, a total dividend of 1 euro per share will have been distributed out of 2006 income.

E) SIGNIFICANT EVENTS (*)

			YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	**3200**		X
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	**3210**		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	**3220**	X	
4.	Increase and decrease in share capital or securities value	**3230**		X
5.	Issuance, redemption or cancellation of debt securities	**3240**		X
6.	Change in Directors or Board of Directors	**3250**		X
7.	Amendments to the Company Bylaws	**3260**	X	
8.	Change of corporate form, mergers or demergers	**3270**		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	**3280**		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	**3290**		X
11.	Bankruptcy, protection from creditors, etc.	**3310**		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	**3320**		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)	**3330**		X
14.	Other significant events	**3340**	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

Remuneration plan for employees and executives

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies in the group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, comprising the payment of part of the 2006 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan was implemented, in practically identical terms, for the 2004 and 2005 remuneration, as disclosed to the CNMV.

Completion of the sale of 100% of the subsidiary Ferrovial Inmobiliaria

2. The sale of 100% of Ferrovial Inmobiliaria, S.A. to Promociones Habitat, S.A. was completed in the agreed terms after authorisation had been obtained from the Spanish competition authorities. The deal included a commitment by Ferrovial to acquire 20% of Habitat, which holding is subject to a number of call and put options in the terms that were announced in the corresponding regulatory disclosure.

Annual corporate governance report

3. On 23 February, the Board of Directors approved the company's 2006 annual corporate governance report.

Sale of Sydney airport:

4. Macquarie Airports exercised its call option on the stake that Ferrovial Aeropuertos S.A., a subsidiary of Ferrovial Infraestructuras S.A., which is in turn a subsidiary of Grupo Ferrovial S.A., owned in the company owning the rights to Sydney Airport, which amounted to 20.9% of capital.

Shareholders' Meeting

5. On 30 March, the Shareholders' Meeting approved, among others, the following resolutions:

• Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2006.

• Allocation of 2006 income, including the distribution of a dividend of 1 euro per share, which, net of the interim dividend already paid, entails the payment of 66 euro cent per share, payable on 16 May 2007.

• Discharge of the Board of Directors from liability for 2006.

• Ratification of the appointment by co-optation of Ms. María del Pino y Calvo Sotelo.

• Reappointment of PriceWaterhouseCoopers Auditores, S.L. as auditors of the Company and its consolidated group for 2007.

• Amendment of the Bylaws, specifically of article 22 in connection with the composition of the Board of Directors and article 23 in connection with the classes of directors.

• Amendment of the Preamble and articles 5 and 22 of the Shareholders' Meeting Regulation, the latter two in connection with the powers of the Shareholders' Meeting and voting on motions and the casting of votes, respectively.

• Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of up to 12,000 euro their variable remuneration in the form of shares of the Company.

This information was filed on 30 January, 20, 26 and 27 February, and 30 March.



Earnings report

January – March 2007

Dow Jones
Sustainability Indexes
Member 2006/07

FTSE4Good

ferrovial

ferrovial | 1Q07 results figures in millions of euro

I. BUSINESS PERFORMANCE IN 1Q07

1. KEY FIGURES

Integration of BAA (01/07/06) greatly increased the Group's main line-items: Net sales increased by 46.6% to 3,407.4 million euro, and EBITDA soared by 121.1% to 630.9 million euro.

Capital gains on the sale of the stake in Sydney Airport boosted net earnings to 449.9 million euro.

Financial

	mar-07	mar-06	Chg. (%)
Net Income	**449.9**	**111.6**	**303.1**
EPS	**3.21**	**0.80**	**303.1**
EBITDA	**630.9**	**285.3**	**121.1**
EBIT	349.6	195.2	79.1
Sales	3,407.4	2,323.6	46.6
Net financial Debt*	1,393.3	549.7	153.5
Leverage	20%	8%	136.8
Gross capital expenditure	74.7	111.0	-32.7

** Excluding infrastructure proyects' debt*

Operating

	mar-07	mar-06	Chg. (%)
Construction Backlog	8,362	7,571	10.5
Services backlog	8,986	7,183	25.1
Toll road Traffic (ADT)			
ETR 407 (VKT' 000)	479,526	461,856	3.8
Chicago Skyway	43,781	45,836	-4.5
Indiana Toll Road	26,653		
Autema	24,302	22,096	10.0
Ausol I	18,847	17,756	6.1
Ausol II	19,436	16,772	15.9
BAA* (UK million pax.)	32.0	31.4	2.0
Parking spaces	253,285	240,631	5.3

ferrovial | 1Q07 results | figures in millions of euro

2. EARNINGS ANALYSIS

2.1 Income statement

Note: Since Ferrovial Inmobiliaria was sold on 28 December 2006, International Financial Reporting Standards require that it be classified under "Discontinued operations". Consequently, Ferrovial's consolidated 2006 financial statements include this business unit by considering only its contribution to net income. The other income statement line-items include only the Polish real estate business.

	mar-07	mar-06	Var (%)
SALES	**3,407.4**	**2,323.6**	**46.6**
Other revenues	3.9	6.9	-43.5
Total operating revenue	3,411.3	2,330.5	46.4
External and operating expenses	1,855.1	1,406.6	31.9
Staff expenses	925.3	638.6	44.9
EBITDA	**630.9**	**285.3**	**121.1**
EBITDA margin	**18.5%**	**12.3%**	
Period depreciation	286.1	98.3	191.0
Variation in operating provisions	-4.8	-8.2	-41.5
Total operating expenses	3,061.7	2,135.3	43.4
EBIT	**349.6**	**195.2**	**79.1**
EBIT margin	**10.3%**	**8.4%**	
Financial results	**-471.7**	**-99.0**	**-376.5**
Financial result of infraestructure projects	-430.8	-103.3	-317.0
Financial result of other companies	-40.9	4.2	n.s.
Equity-consolidated companies	4.2	7.0	-40.6
Other income	473.4	9.6	n.s.
EBT	**355.4**	**112.8**	**215.1**
Income tax	31.6	-32.6	197.2
CONSOLIDATED INCOME	**387.0**	**80.2**	**382.3**
Net income from discontinued operations	0.0	22.7	n.s.
NET INCOME ATTRIBUTED	**387.0**	**102.9**	**275.9**
Minority interest	62.8	8.7	621.8
TOTAL NET INCOME	**449.9**	**111.6**	**303.1**

ferrovial | 1Q07 results figures in millions of euro

Services and Construction (more EPS-generative than the infrastructure business, where results are more long-term) organically expanded as follows:

Growth in Construction and Services

Sales:	9.8%
EBIT:	8.0%
Net profit:	14.5%

2.2 Sales

Sales increased by 46.6% in the period. Organic growth was 8.9%.

	mar-07	mar-06	Chg.(%)
Construction	1,217.3	1,100.8	10.6
Airports	852.1	14.3	n.s.
BAA	845.1		
Other	7.0	14.3	-51.0
Cintra	227.3	185.1	22.8
Services	1,118.2	1,027.1	8.9
Adjustments (*)	-7.5	-3.7	n.s.
Total	**3,407.4**	**2,323.6**	**46.6**

(*) Consolidation adjustments for intercompany sales.

Growth in sales was due to:

Consolidation of ***BAA***, which contributed 845.1 million in sales.

Organic growth in Construction (+10.6%) and Services (+8.9%).

Consolidation changes at Toll Roads (40.6 million euro).

The **percentage contribution** by the various business areas to sales is as follows:

	mar-07	mar-06
Construction	36%	47%
Airports	25%	1%
Cintra	7%	8%
Services	33%	44%

The breakdown by **region** is as follows:

	mar-07	%	mar-06	%	Chg. %
Spain	**1,282.5**	**38%**	**1,071.4**	**46%**	**19.7%**
UK	1,398.0	41%	514.1	22%	171.9%
USA & Canada	258.5	8%	254.5	11%	1.6%
Poland	175.0	5%	142.8	6%	22.5%
Chile	65.8	2%	85.1	4%	-22.7%
Rest of Europe	182.9	5%	216.4	9%	-15.5%
Other countries	44.7	1%	39.3	2%	13.7%
Total International	**2,124.9**	**62%**	**1,252.2**	**54%**	**69.7%**
TOTAL	**3,407.4**	**100%**	**2,323.6**	**100.0%**	**46.6%**

International sales accounted for 62% of the total, exceeding domestic sales for the first time. International sales increased by 69.7%, due mainly to the consolidation of BAA, the Indiana Toll Road, and the Talca-Chillán and Bosque toll roads in Chile, as well as the Norte-Litoral in Portugal.

ferrovial | 1Q07 results | figures in millions of euro

2.3. Personnel expenses

Personnel expenses increased by 44.9% to 925.3 million euro. The average workforce totaled 99,788 in March 2007, compared with 79,057 in March 2006, due to the aforementioned acquisitions.

2.4. EBITDA

The income statement reflects a sizeable **(+121.1%) increase in EBITDA**, primarily due to consolidating BAA. Organic growth was 3.4%. The consolidated EBITDA margin (18.5%) was higher than in 1Q06 (12.3%) mainly because of consolidating BAA, whose EBITDA margin is 37.1%. The individual business lines performed as follows:

	mar-07	mar-06	Chg. %
Construction	64.7	64.4	0.4
Airports	314.6	4.3	n.s.
BAA	313.3		
Other	1.3	4.3	n.s.
Cintra	148.7	119.8	24.1
Services	106.8	99.4	7.4
Adjustments	-3.8	-2.6	n.s.
Total	630.9	285.3	121.1

Airports, Services and Cintra contribute 90% of EBITDA. Construction accounted for just 10% of EBITDA, compared with 23% in 1Q06.

Consolidation of BAA boosted the weighting of Airports considerably.

	mar-07	mar-06
Construction	10%	23%
Airports	49%	1%
Cintra	23%	42%
Services	17%	35%

Business outside Spain increased its EBITDA contribution to 79% in 1Q07.

The breakdown of EBITDA by region is as follows:

	mar-07	%	mar-06	%	Chg. %
Spain	133.1	21%	102.6	36%	29.7%
UK	356.9	57%	46.8	16%	n.s.
USA & Canada	76.2	12%	76.2	27%	0.4%
Poland	2.8	0%	4.6	2%	-39.1%
Chile	38.4	6%	25.7	9%	49.4%
Rest of Europe	17.3	3%	23.5	8%	-26.4%
Other countries	6.2	1%	5.9	2%	5.1%
Total International	497.8	79%	182.7	64%	172.5%
TOTAL	630.9	100%	285.3	100.0%	121.1%

2.5. Depreciation and amortisation

Depreciation and amortisation **increased considerably in the period,** due mainly to the consolidation of BAA-ADI (129 million euro).

Cintra increase (70.9 vs 44.0 million euro) is mainly motivated because of the perimeter variation (22.4 million euro).

ferrovial | 1Q07 results figures in millions of euro

2.6. EBIT

EBIT increased by 79.1%. Organic growth was 4.3%. The consolidated EBIT margin (10.3%) was higher than in 1Q06 (8.4%), mainly because of consolidating BAA, whose margin was 18.1%.

	mar-07	mar-06	Chg. %
Construction	58.2	53.0	9.8
Airports	153.6	2.1	n.s.
BAA	153.3		
Other	0.3	2.1	n.s.
Cintra	77.9	74.2	4.9
Services	67.0	62.9	6.5
Adjustments	-7.0	3.0	n.s.
Total	**349.6**	**195.2**	**79.1**

The percentage contribution by business lines is as follows:

	mar-07	mar-06
Construction	16%	27%
Airports	43%	1%
Cintra	22%	38%
Services	19%	32%

The contribution by Airports, Services and Cintra accounted for 84% of total EBIT, while Construction provided 16%.

In the period, business outside Spain increased its EBIT contribution to 75% of the total

The breakdown of EBIT by region is as follows:

	mar-07	%	mar-06	%	Chg. %
Spain	86.2	25%	77.8	40%	10.8%
UK	184.5	53%	33.7	17%	447.5%
USA & Canada	38.8	11%	43.4	22%	-10.6%
Poland	-0.3	0%	0.9	0%	-133.3%
Chile	26.6	8%	17.2	9%	54.7%
Rest of Europe	10.6	3%	19.4	10%	-45.4%
Other countries	3.2	1%	2.8	1%	14.3%
Total International	**263.4**	**75%**	**117.4**	**60%**	**124.4%**
TOTAL	**349.6**	**100%**	**195.2**	**100%**	**79.1%**

2.7. Financial income

	mar-07	mar-06
Infraestructure projects	-430.8	-103.3
Rest of Group	-40.9	4.2
Financing result	-47.0	-0.4
Other financial result	6.1	4.6
Total	-471.8	-99.0

The increase in financial income is due to:

a) Infrastructure projects

1. Addition of **BAA/ADI**, whose financial expenses amounted to -300.6 million euro.

2. **Toll road companies**:

Inclusion of debt servicing on the new concessions:

ITR	**-19.0**
Norte-Litoral	**-4.0**
Ocaña- La Roda	**-2.9**
Chilean highways	**-9.1**
Bosque	-4.0
Maipo	-2.6
Talca-Chillan	-2.5

The Canadian dollar depreciated against the euro by 10.0%, the US dollar by 8.4% and the Chilean peso by 11.5%, which affected the euro value of borrowing in those currencies and, consequently, the related financial expenses. This effect cut quarterly financial expenses by 7.7 million euro.

A 4.5 million euro increase in financial expenses at 407 ETR due mainly to **refinancing 480 million Canadian dollars** of subordinated debt at a longer duration (30 years) and a higher interest rate.

b) Rest of Group:

The heading "Financial revenues at other companies" totalled -40.9 million euro in the quarter, compared with 4.2 million euro in the same period of 2006, due mainly to debt assumed to finance Ferrovisl´s equity contribution to ADI (the financial cost of the contribution to ADI's equity amounted to 48.4 million euro).

2.8 Equity-accounted affiliates

This line item came down to 4.2 million euro, from 7.0 million euro in 2006.

ferrovial | 1Q07 results figures in millions of euro

2.9. Other income

Other income totalled 473.4 million euro, which came mainly from capital gains on **the sale of the stake in Sydney Airport**. In 2006 this item totalled 9.6 million euro, which came largely from the sale of the 1.49% stake in Europistas.

2.10. Taxes

The tax expense amounted to a tax credit of +31.6 million euro, vs. a figure of -32.6 million euro in the same quarter of 2006. The 2007 figure was due to losses in the income statements of BAA/ADI, Ferrovial Infraestructuras and Cintra.

2.11. Net income from discontinued operations

Following the sale of the Real Estate division in December 2006, in accordance with IFRS 5, this heading includes **net profit from 1Q06 (22.7 million euro)**

2.12. Net income

Net income in 1Q07 totalled 449.9 million euro, up 303.1% on 1Q06.

Net income at Services and Construction, (more revenue-generative than the Infrastructure business, where results are more long-term), **increased by 14.5%.**

ferrovial 1Q07 results figures in millions of euro

3.ANALYSIS BY BUSINESS AREA

Construction

	mar-07	mar-06	Chg. %
Sales	1,217.3	1,100.8	10.6
EBITDA	64.7	64.4	0.4
EBITDA Margin	5.3%	5.9%	
EBIT	58.2	53.0	9.8
EBIT Margin	4.8%	4.8%	
EBT	74.1	63.5	16.6
EBT Margin	6.1%	5.8%	
Backlog	8,362	7,571	10.5
Gross capital expenditure	9	12	

During the quarter, sales increased by +10.6% and EBIT by +9.8%.

The sales increase was spearheaded by the sound performance **in Spain (+14.0%) and by Budimex (+36.3%).**

The Construction division's backlog increased by 10.5% with respect to 2006, which is notable considering the rapid pace at which work is being completed.

The breakdown of sales by region and type of construction is as follows:

a) Budimex:

	mar-07	mar-06	Chg(%)
Sales	169.4	124.3	36.3
EBITDA	2.2	4.3	-49.6
EBITDA Margin	1.3%	3.4%	
EBIT	0.1	1.0	-94.3
EBIT Margin	0.0%	0.8%	
EBT	0.5	1.0	-46.1
EBT Margin	0.3%	0.8%	
Backlog	805	780	3.2

Positive signs of recovery in business, with a sizeable increase in sales (+36.3%). Growth in volume was not matched by growth in profitability due to the cost of starting up projects accepted at the low end of the cycle. **The backlog reached a new record of 805 million euro.**

In local currency, sales increased by 37.3% and the backlog by 1.8% with respect to 1Q06.

The Polish market performed well in terms of tenders (+12.4%). This sound performance was due to the healthy overall market tone, boosted by plans to hold the 2012 Euro soccer championships in Poland and Ukraine.

Budimex Backlog Performance



407
617
547
688
805
Dec'03
Dec'04
Dec'05
Dec'06
Mar'07

b) Webber:

The dollar's depreciation against the euro prevented growth in local currency terms (sales +6.7% and EBITDA +5.1%) from being reflected in euro.

	mar-07	mar-06	Chg. %
Sales	78.2	80.1	-2.4
EBITDA	7.3	7.6	-3.8
EBITDA Margin	9.3%	9.4%	
EBIT	3.7	4.1	-11.5
EBIT Margin	4.7%	5.2%	
EBT	3.7	4.0	-8.0
EBT Margin	4.8%	5.0%	
Backlog	504	473	6.4

c) Construction excluding Budimex and Webber:

Sales were shaped by an increase in Spain (+14.0%) and a decline in other countries (-26.1%). The decrease in international business is due to the completion of works that were under way last year in Ireland and Portugal and the fact that construction of Cintra's latest contracts has not yet commenced. **Strong growth in the backlog**, mainly in international activity, which increased from 745 million euro to 1.194 billion euro.

The strong pace of domestic growth could decrease in the next few quarters.

	mar-07	mar-06	Chg(%)
Sales	969.8	896.4	8.2
EBITDA	55.2	52.6	5.0
EBITDA Margin	5.7%	5.9%	
EBIT	54.5	47.9	13.6
EBIT Margin	5.6%	5.3%	
EBT	69.8	58.5	19.3
EBT Margin	7.2%	6.5%	
Backlog	7,053	6,317	11.7

d) Backlog:

	mar-07	mar-06	Chg(%)
Civil work	4,719.4	4,208.8	12.1%
Residential work	1,374.0	1,197.7	14.7%
Non Residential work	1,471.6	1,364.3	7.9%
Industrial	796.8	799.7	-0.4%
Total	8,361.8	7,570.5	10.5%

ferrovial | 1Q07 results | figures in millions of euro

Infrastructure

a) BAA

BAA was consolidated by Ferrovial on 1 July 2006.

Income statement

	ADI/BAA January-March	Price adjustments PPA	Equity FER	Total
Sales	845.1			845.1
EBITDA	313.3			313.3
%/Revenues	37.1%			37.1%
EBIT	182.3	-29.0		153.3
%/Revenues	21.6%			18.1%
Financial result	-300.6		-48.4	-349.0
Equity results	3.0			3.0
Net result before taxes	-115.3	-29.0	-48.4	-192.7
Taxes	34.6	8.7	15.7	59.0
Minority interest	31.6	7.9		39.5
Net result	-49.1	-12.4	-32.6	-94.1

The contribution by ADI (Airport Development Limited, the company holding the shares of BAA) to Ferrovial's net income is -49.1 million euro, which includes the financial expenses on the acquisition debt. Consolidation of ADI also implies:

- The impact of the amortisation that arose in the process of allocating to amortisable assets the difference between the price paid and the underlying book value of the company (that process is provisional since, under IFRS 3, it is subject to review over a period of one year). The impact on net income of this higher amortisation was -12.4 million euro.

- The financial expense incurred by Ferrovial Infraestructuras to finance its equity contribution to the acquisition of BAA. The impact on net income is -32.6 million euro.

- Considering all these effects, **the total impact on net income of integrating BAA/ADI is -94.1 million euro.**

Traffic performance

UK monthly traffic variations in 1Q07:

January	February	March	1Q07
+1.3%	+0.6%	+3.7%	+2.0%

Sales and EBITDA figures are shown below:

Million pounds sterling

January-March	Sales	EBITDA
Heathrow	266.5	142.0
Gatwick	70.6	19.6
Stansted	39.2	13.7
Scotland	43.3	20.3
Southampton	5.0	2.1
United Kingdom	**424.7**	**197.6**
Naples	7.7	1.6
Budapest	35.8	8.2
Total Airports	**468.1**	**207.4**
WDF	84.6	7.0
Other	15.3	-3.5
Total BAA	**568.0**	**211.0**

Seasonal variations in sales and EBITDA

BAA's key figures improve as the year progresses, with traffic at its lowest in the first quarter.

	Q3 06	Q4 06	Q1 07
Sales	1,039.3	940.4	845.1
EBITDA	492.5	353.3	313.3
EBITDA Margin	47.4%	37.6%	37.1%

ferrovial | 1Q07 results figures in millions of euro

b) Other airports

Other airports	mar-07	mar-06	Chg (%)
Sales	7.0	14.3	-51.1
EBITDA	1.3	4.3	-68.9
EBITDA Margin	19.3%	30.4%	
EBIT	0.3	2.1	-84.5
EBIT Margin	4.7%	14.8%	

The reduction in sales and EBITDA was due to the sale of Bristol Airport in November 2006.

Fer. Infra & Adjustments	mar-07	mar-06	Chg (%)
Sales	-0.7	-1.7	58.6
EBITDA	-3.5	-0.4	n.s.

Sale of stake in Sydney Airport

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports (MAp) whereby the two parties granted each other conditional call and put options on the stake then held by Ferrovial Aeropuertos, S.A. in Sydney Airport.

MAp has exercised its call option in the 20.9% stake in Sydney Airport for 1.009 billion Australian dollars (around 607 million euro), net of the distributions made after 29 March 2006; accordingly, the amount paid to Ferrovial is 919 million Australian dollars (around 552 million euro). Capital gains on the transaction totalled 474.8 million euro.

ferrovial | 1Q07 results | figures in millions of euro

c) Toll roads:

	mar-07	mar-06	Chg (%)
Sales	193.7	154.4	25.4
EBITDA	136.5	109.7	24.5
EBITDA Margin	70.5%	71.0%	
EBIT	69.4	68.2	1.8
EBIT Margin	35.8%	44.1%	

Trafic	mar-07	mar-06	Chg. (%)
407 ETR (000 VKT)	479,528	461,856	3.8%
Chicago Skyway	43,781	45,836	-4.5%
Indiana Toll Road	26,653		n.s
Ausol I	18,847	17,756	6.1%
Ausol II	19,436	16,772	15.9%
Autema	24,302	22,096	10.0%
Radial 4	8,898	6,089	46.2%
Ocaña-La Roda	3,113		n.s
M-45	84,942	84,937	0.0%
Santiago-Talca	78,441	73,971	6.0%
Talca-Chillán	50,392	45,889	9.8%
Collipulli-Temuco	35,922	34,381	4.5%
Temuco-Rio Bueno	22,975	21,740	5.7%
N4-N6	21,402	18,599	15.1%
Euroscut Algarve	16,482	15,454	6.5%
Euroscut Norte Litoral	28,560		n.s

Sales (million euros)	mar-07	mar-06	Chg. %
407 ETR	69.5	71.2	-2.4%
Chicago Skyway (1)	9.1	10.6	-14.0%
Indiana Toll Road	11.5		n.s
Ausol	11.9	10.5	13.0%
Autema	11.3	10.3	10.0%
Radial 4	4.8	3.2	52.6%
Ocaña-La Roda	2.5		n.s
N4-N6	3.1	3.0	2.9%
M-45	48.2	31.4	53.8%
Chilean highways	5.0	3.4	48.0%
Euroscut Algarve	7.8	7.4	5.0%
Euroscut Norte Litoral	8.2	1.2	n.s

EBITDA (million euro)	mar-07	mar-06	Chg. %
407 ETR	53.4	53.2	0.3%
Chicago Skyway (1)	6.8	8.2	-16.8%
Indiana Toll Road (2)	7.1		n.s
Ausol	8.7	7.3	19.6%
Autema	9.0	8.0	11.7%
Radial 4	2.3	0.5	365.0%
Ocaña-La Roda	-0.1	0.0	n.s
M-45	2.9	2.8	5.2%
Chilean highways	35.1	23.6	48.7%
N4-N6	3.5	2.0	75.2%
Euroscut Algarve	6.8	6.5	4.6%
Euroscut Norte Litoral	6.6	0.0	n.s

(EBITDA Margin/Sales)	mar-07	mar-06	Chg. (%)
407 ETR	76.8%	74.8%	2.1%
Chicago Skyway (1)	74.6%	77.1%	-2.5%
Indiana Toll Road (2)	61.5%		n.s
Ausol	73.2%	69.1%	4.1%
Autema	79.5%	78.3%	1.2%
Radial 4	47.4%	15.6%	31.8%
Ocaña-La Roda	-3.9%		n.s
M-45	95.6%	93.5%	2.1%
Chilean highways	72.8%	75.3%	-2.5%
N4-N6	70.5%	59.6%	10.9%
Euroscut Algarve	88.1%	88.4%	-0.3%
Euroscut Norte Litoral	80.1%	2.8%	n.s

✓ Consolidated since 1 July 2006

The sizeable growth in Toll Roads was due to the following factors:

1. Consolidation of the Indiana Toll road and Ocaña-La Roda, and the Bosque and Talca-Chillán toll roads (both in Chile), as well as the Norte-Litoral in Portugal, which together contributed 40.6 million euro to sales.

ITR	**11.5**
Norte-Litoral	**8.2**
Ocaña- La Roda	**2.5**
Chilean highways	**18.4**
Bosque	7.8
Talca-Chillan	10.6

2. The **sharp depreciation** against the euro by the Canadian dollar (10.0%), US dollar (8.4%) and Chilean peso (11.5%) negatively impacted all infrastructure operating in currencies other than the euro:

Sales	Chg (%) Local currency	Chg (%) Euros
ETR-407	8.4%	-2.4%
Chicago Skyway	-6.2%	-14.0%
Chilean highways	73.9%	53.8%

3. **Positive key figures.**

Performance by traffic on the main toll roads, including:

407-ETR: VKT (vehicle kilometres travelled) increased by 3.8%, despite the adverse effects of the poor weather conditions in the quarter, and partial lane closures on two weekends in March in preparation for the widening work on sections C-2 and C-3.

On 1 February 2007, peak tolls were increased by 8.3% and off-peak tolls by 8.4%.

Entry into service of the discount programme for heavy vehicles and the rewards programme for light vehicles, which commenced on 1 February 2007, reduced sales on this toll road by 1.8 million Canadian dollars.

Chicago Skyway: Traffic was hit by both the adverse weather conditions in the first three months and by the relaunch of road works on the Dan Ryan Expressway following the winter break. The impact was greater on heavy good vehicles than on cars.

Ausol: Construction work at Algeciras Port, which commenced in December, increased heavy vehicle traffic, especially on Ausol II.

ferrovial | 1Q07 results figures in millions of euro

R-4: The sizeable increase in traffic was due to the fact that the road is in the ramp-up phase, when traffic growth is faster, and also to the induced traffic from the AP-36 Ocaña-La Roda toll road, which is a direct extension of the R-4.

d) Car parks:

	mar-07	mar-06	Chg (%)
Sales	33.6	30.6	9.7
EBITDA	12.2	10.2	20.0
EBITDA Margin	36.3%	33.2%	
EBIT	8.5	6.1	39.8
EBIT Margin	25.2%	19.8%	
Car park spaces	253,285	240,631	5.3

Sales growth (+9.7%) was due mainly to **the increase in the number of spaces in operation (+12,654).**

During the quarter, Cintra Aparcamientos was awarded, either directly or via its subsidiary Dornier, five new contracts, including the contracts to manage the airport car parks in Tenerife Norte and Lanzarote (Canary Islands) and an off-street parking concession in Estella (Navarra). The on-street parking management contract in Baracaldo (Vizcaya) was also renewed and expanded.

ferrovial | 1Q07 results | figures in millions of euro

Services

	mar-07	mar-06	Chg.(%)
Sales	1,118.2	1,027.1	8.9
EBITDA	106.8	99.4	7.4
EBITDA Margin	9.5%	9.7%	
EBIT	67.0	62.9	6.5
EBIT Margin	6.0%	6.1%	
EBT	57.9	53.9	7.4
EBT Margin	5.2%	5.2%	
Backlog	8,986	7,183	25.1
Capital expenditure	45	63	

Sales increased by 8.9%, on the back of sound performance in all business areas.

a) Amey:

	mar-07	mar-06	Chg. (%)
Sales	504.0	470.3	7.2
EBITDA	44.2	45.0	-1.9
EBITDA Margin	8.8%	9.6%	
EBIT	31.7	31.8	-0.3
EBIT Margin	6.3%	6.8%	
EBT	32.5	27.7	17.1
EBT Margin	6.4%	5.9%	
Backlog (*)	5,044	4,188	20.4

(*) Does not include the Tube Lines backlog (14,315 million euro)

At Tubelines, as expected, sales decreased due to lower sales from work not included in the main contract.

Tubelines	mar-07	mar-06	Chg. %
Sales	199.2	203.0	-1.9
EBITDA	21.7	23.0	-5.5
EBITDA Margin	10.9%	11.3%	

Under Tubelines' business plan, investments will be lower in the coming years while maintenance work will increase, leading to a steady reduction in sales and earnings. The lower contribution in accounting terms will be offset in cash terms by higher dividend distributions.

AMEY (EX- TUBELINES)	mar-07	mar-06	Chg. %
Sales	304.8	267.2	14.1
EBITDA	22.5	22.0	1.9
EBITDA Margin	7.4%	8.2%	

The rest of activities at Amey attained 14.1% sales growth but **a decline in the EBITDA margin.**

The increase in sales was due to AIS (infrastructure business) which offset lower business activity at ABS (facility management). In the latter business, Amey streamlined its portfolio by cancelling or not renewing contracts that generated a low level of revenues or were barely profitable or loss-making. This policy reduced sales by an estimated 10 million euro (2% of Amey's total quarterly sales). EBITDA was hampered by larger contributions to pension plans.

b) Swissport

	mar-07	mar-06	Chg. (%)
Sales	274.0	255.6	7.2
EBITDA	10.2	11.8	-13.5
EBITDA Margin	3.7%	4.6%	
EBIT	2.3	4.4	-47.1
EBIT Margin	0.9%	1.7%	
EBT	-1.6	3.0	-154.1
EBT Margin	-0.6%	1.2%	

Sales increased in all the main business lines. *Ground handling*: Business commenced in Spain, new contracts were secured in the UK and the acquisitions in Japan and Korea were integrated.

The slight decline in the EBIT margin was due to start-up expenses and lower sales from de-icing.

ferrovial 1Q07 results figures in millions of euro

c) Services, excluding Amey and Swissport

	mar-07	mar-06	Chg. (%)
Sales	340.2	301.2	12.9
EBITDA	52.3	42.5	23.1
EBITDA Margin	15.4%	14.1%	
EBIT	33.0	26.7	23.5
EBIT Margin	9.7%	8.9%	
EBT	27.0	23.1	16.9
EBT Margin	8.0%	7.7%	
Backlog	3,942	2,995	31.6

Growth in 1Q07 in sales (+12.9%) and EBITDA (+23.1%) **was organic**, resulting from the ongoing sales effort, as evidenced by the increase in the backlog (+83.4%) vs. 2004.

Growth in business coupled with cost controls increased returns to 15.4% (14.1%).

Backlog

Million euro

2004	2005	2006	1Q07
2,150	2,950	3,660	3,942

ferrovial | 1Q07 results | figures in millions of euro

4. CONSOLIDATED BALANCE SHEET AS AT 31-03-07 AND OTHER KEY FIGURES

	mar-07	dic-06
NON-CURRENT ASSESTS	**43,234.0**	**43,090.2**
Intangible assets	180.7	179.4
Investments in infrastructure projects	30,974.6	30,869.6
Property, plant & equipment	746.1	753.6
Consolidation Goodwill	9,205.7	9,275.0
Equity-consolidated companies	93.3	82.0
Non-current financial assets	2,033.6	1,930.6
Accounts receivable from concession holder companies	1,211.8	1,154.6
Available for sale financial assets	181.1	181.0
Other financial assets	640.8	595.1
DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE	**239.9**	**203.6**
ASSETS CLASIFFIED AS HELD FOR SALE & DISCONTINUED OPERATIONS	**2,207.0**	**2,264.3**
DEFERRED TAX ASSETS	**1,067.7**	**1,156.0**
CURRENT ASSETS	**8,263.6**	**8,265.9**
Inventories	406.4	383.4
Trade and other receivables	4,394.0	5,483.2
Cash and cash equivalents	3,463.2	2,399.3
Infrastructure project companies	1,459.1	972.6
Other companies	2,004.1	1,426.7
TOTAL ASSETS	**55,012.2**	**54,980.0**

	mar-07	dic-06
EQUITY	**7,129.5**	**6,662.1**
CAPITAL & RESERVES ATTRIBUTABLES TO THE COMPANIE´S EQUITY HOLDERS	3,857.6	3,504.2
MINORITY INTERESTS	3,271.9	3,157.9
DEFERRED INCOME	**281.4**	**304.1**
PROVISIONS FOR LIABILITIES AND CHARGES	**806.9**	**963.1**
NON-CURRENT LIABILITIES	**34,313.8**	**32,907.9**
Borrowings	34,111.5	32,707.6
Bonds & borrowings of infrastructure projects	30,961.7	28,932.7
Bank borrowings, other companies	3,149.8	3,774.9
Other borrowings	0.0	0.0
Other liabilities	202.3	200.3
DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE	**421.2**	**475.0**
LIABILITIES CLASIFFIED AS HELD FOR SALE & DISCONTINUED OP.	**210.5**	**185.5**
DEFERRED TAX LIABILITIES	**3,588.7**	**3,660.8**
CURRENT LIABILITIES	**8,260.4**	**9,821.5**
Borrowings	1,681.4	2,838.4
Bonds & borrowings of infrastructure projects	1,433.8	2,122.5
Bank borrowings, other companies	247.6	715.8
Other borrowings	0.1	0.1
Trade & other payables	6,158.7	6,558.3
Trade provisions	420.3	424.9
TOTAL LIABILITIES & EQUITY	**55,012.2**	**54,980.0**

ferrovial 1Q07 results figures in millions of euro

4.1 Net cash balance at 31-03-2007

	mar-07
Construction	1,897.1
Servicies	-1,217.1
Corporate-Others	-0.5
Grup Net debt ex-infrastructures (a)	***679.5***
Ferrovial Infraestructuras	-2,315.7
Cintra	242.9
Net debt Infrastructures holdings (b)	**-2,072.8**
Net debt ex-infrastructures projects c = (a+b)	**-1,393.3**
BAA	-20,633.7
Other airports	-32.5
Highways	-8,340.6
Tubelines & Other Amey´s concessions	-1,591.1
Net debt infrastructure projects (d)	***-30,597.9***
Total net debt (c+d)	***-31,991.2***

4.2. Gross capital expenditure

mar-07	Total
Construction	8.9
Airports	0.0
Cintra	20.5
Services	44.6
Other	0.7
Total	**74.7**

ferrovial 1Q07 results figures in millions of euro

MAIN EVENTS IN THE YEAR

✓ **Sale of 100% of Ferrovial Inmobiliaria to Promociones Habitat: Approval from Spanish competition authorities (20 February)**

Ferrovial announced completion of the sale of 100% of its subsidiary Ferrovial Inmobiliaria to Promociones Habitat, in accordance with the agreed conditions, having obtained authorisation from the Spanish competition authorities.
The consideration was 1.600 billion euro, 160 million euro of which were distributed beforehand by the Company as a dividend, 40 million euro were paid in advance on 28 December, and 1.150 billion euro were paid on the completion date. The other 250 million euro are deferred as debt which is subordinated to the bank debt incurred by Habitat.
Furthermore, Ferrovial, via one of its subsidiaries, has undertaken to hold a 20% stake in Habitat for an investment of 125 million euro in a future capital increase.

A number of put and call options have been arranged in two tranches on Ferrovial's stake in Habitat:
Tranche 1, relating to 10% of the capital: Ferrovial granted a call option to a holding company linked to the majority shareholder which is valid for 2 years with a strike price based on the current sale price, increased by 10% in the first year and by 12% in the second.
Tranche 2, on the other 10%: A call and put option were exchanged as follows: A call option that can be exercised in a period of one month after the fifth anniversary of the date on which Ferrovial effectively acquires the share, directly or indirectly, for a price equivalent to the net asset value (NAV) of Habitat plus 5%, and a put option that can be exercised in the month following the exercise period of the call option, for a price equivalent to the net asset value (NAV) less 5%.

✓ **MAp exercised the call option on Ferrovial's stake in Sydney Airport (27 February).**

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports ("MAp") under which the two parties granted each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras) in the capital of the companies owning the rights to Sydney airport.

MAp exercised its call option on Ferrovial Aeropuertos' 20.9% stake in the company owning the rights to Sydney Airport for the agreed price of 1.009 million Australian dollars (around 607 million euro), net of the distributions made after 29 March 2006; accordingly, the amount to be collected by Ferrovial Aeropuertos is 919 million Australian dollars (around 552 million euro).

✓ **General Shareholders' Meeting (30 March)**

Ferrovial held its General Shareholders' Meeting and approved the 2006 annual accounts and dividend payment of 1.00 euro out of the 2006 income, resulting in a supplementary dividend payment of 66 cent on 16 May 2007.

ferrovial 1Q07 results figures in millions of euro

MAIN CONTRACTS

✓ **Provisional award of Central Greece Motorway -E65, Cintra's second project in Greece (5 February)**

The consortium of which Cintra is a member has been chosen as Provisional Contractor to design, finance, build and operate the Central Greece Motorway E-65 under a 30-year concession; the projects represents an investment of approximately 1.5 billion euro. Cintra, which has a 33.34% stake in the consortium, will nominate the concession company's CEO.

The motorway, which is 231 km long, is divided into two sections; the 174 km Central Greece section, which will be built entirely by the consortium and which runs north-south, right through the country's centre, connecting the PATHE (Patra-Athens-Thessalonica) toll road with Egnatia; and the 57 km Pathe section, to be built by the Greek government and subsequently transferred to the concession company.

Construction is estimated to take 66 months and the road may come into service in late 2009 when the section to be built by the Greek government is transferred.

The final award will take place after government approval of all the documentation, and the concession contract will be signed after ratification by the Greek parliament. The European Commission must also approve the subsidy for the project.

✓ **Best proposal for development of Texas State Highway 121 in the United States (28 February)**

The consortium headed by Cintra (85%) won the tender for construction and operation of Texas State Highway 121, for a 50-year period as from its entry into service, scheduled for 2008.

The aim of this project is to build and operate an electronic free-flow tolling system north of Dallas's metropolitan area, through Denton and Collin counties, an area of significant urban development with one of the fastest growth rates in the entire State of Texas. The toll road will be divided into 5 segments, which will link the interstate I-35 with the US-75 freeway. Of a total length of 41.6 km, 15.8 km will be newly built, 11.2 km are already in operation (and will be transferred to the concessionaire), and 14.6 km will be built by the State. Construction is expected to end in 2011.

A total of 3.463 billion dollars will be invested during the construction period, of which 754 million dollars will be equity contributed by the shareholders. Equity IRR is estimated at 12.5%.

✓ **Concession contract for the M-3 motorway in Ireland was signed (7 March)**

The Eurolink consortium, headed by Cintra (95%), has signed the concession contract for the construction and operation, during 45 years, of the 50 km M-3 toll road, between Clonee and north Kells, to the North west of Dublin.

The project investment is expected to total 575 million euro and will be financed with a 19-year bank loan without recourse to the shareholders (266 million euro) and a payment from the government during the construction phase (246 million euro). The remainder will be contributed by the shareholders in proportion to their stakes in the consortium.

✓ **Concession contract for construction and operation of segments 5 and 6 of Texas State Highway 130 was signed (26 March)**

In the wake of the agreement between the consortium headed by Cintra (65%) and the State of Texas, and having met the conditions precedent, the concession contract for construction and operation of segments 5 and 6 of Texas State Highway 130 was signed.

ferrovial 1Q07 results figures in millions of euro

MAIN CONTRACTS IN THE QUARTER

Construction

- ✓ Design and construction of the Ionia Odos toll road from Antirrio to Ioannina, Athens motorway section (Metamorfosi interchange), Maliakos (Skarfia) and Schimatari-Chalkida link.
- ✓ Construction of M3 PPP toll road (Clonee-North Kells) in Ireland
- ✓ Construction of toll road and associated junctions on the Island of San Miguel (Azores)
- ✓ Construction of Phase I of the new general hospital in Toledo
- ✓ Adaptation of east pier at navy base in Mahón port, Menorca
- ✓ Construction of three schools (PFI) in Bradford, as part of the government's Building Schools for the Future programme
- ✓ A-7 ring-road, west of Malaga
- ✓ Execution of Madrid commuter train project. Rail link to Barajas Airport
- ✓ SE-40 toll road. Eastern Sector. Section: La Rinconada (A-4) – Alcalá de Guadaira (A-92)
- ✓ Expansion of Sierra Norte/Santalucía offices, Torrelaguna, Madrid
- ✓ Construction of the Vitoria – Bilbao – San Sebastián high speed railway line.
- ✓ Design and execution of works to expand Valmayor water treatment plant
- ✓ Execution of works to improve inverse osmosis waste water treatment at the Sant Joan Despí, Barcelona water treatment plant
- ✓ Preventive surface maintenance on the José de Diego toll toad, PR-22, Arecibo-Barceloneta, Puerto Rico
- ✓ Construction of racket centre and gym at plot 3.3 of subdivision II-2 in Montecarmelo, Madrid
- ✓ Construction of the Edificio Noga office building plus 62 homes, commercial premises and basements for parking and storage, in Seville
- ✓ 152 homes, 10 commercial premises, garage, storage rooms and enclosed landscaped garden area with swimming pool and sports areas and playground in Alcobendas
- ✓ Execution of works in the reformed project for new lobbies at the Bogatell, Llacuna and Selva de Mar stations on line 4 of the FMB underground, Barcelona
- ✓ 200 homes in blocks 7, 8, 13, 14 and 18 of the subdivision S1-Este of the SUNP R2, in Alcalá de Guadaira, Seville
- ✓ Construction of the new interchange and access raid to the new Barcelona Airport terminal

Infrastructure

- ✓ Parking time control management services and vehicle removal, impoundment and clamping in Baracaldo
- ✓ On-street parking management in Ocaña, Toledo
- ✓ On-street parking management in Zafra, Badajoz.
- ✓ Tow-away service for badly-parked vehicles, Mondragón municipal government

Services

- ✓ Extension to the street cleaning and waste collection service contract in Barcelona
- ✓ Supply and conservation of underground containers for waste collection in Vega del Henares district
- ✓ Contract for urban waste collection and transport services in the municipality of Humanes de Madrid
- ✓ Cleaning at the Reina Sofía hospital complex, Cordoba
- ✓ Street cleaning and ancillary services in Arrasate
- ✓ Contract for waste collection and street cleaning in Tossa de Mar, Gerona
- ✓ Residential care facilities cleaning in Murcia
- ✓ Administrative and integrated management back-up for some EPSA buildings and rights of way
- ✓ Extension to the contract for managing hazardous waste for the Andalusian health service
- ✓ Extension of contract for street cleaning services and municipal waste collection for the municipal government of Baracaldo
- ✓ Maintenance of green zones in the municipality of Tudela
- ✓ International tender for landscaping the Matosinhos landfill project
- ✓ Serranía de Ronda area road maintenance contract
- ✓ Cleaning services for provincial government buildings. Retirement home, government offices in Almería
- ✓ Contract for collection and treatment of waste at sludge treatment plant, Llobregat
- ✓ Project to restore tree cluster alignment in the gardens of La Granja de San Ildefonso for Canal
- ✓ Hazardous hospital waste management
- ✓ Extension and expansion of the waste collection service contract at Caldes de Montbui, Barcelona
- ✓ Stabilisation and improvement of the lanes in the lower part of gardens at Real Sitio de San Ildefonso
- ✓ Green zone preparation in El Sotillo, Navacerrada, Madrid
- ✓ Chemical cleaning at the CCGT plant in Castresorer, Mallorca

ferrovial 1Q07 results figures in millions of euro

Investor Relations Department

Address: Príncipe de Vergara 135
28002 Madrid
Telephone: +34 91 586 28 26
+34 91 586 27 60
+34 91 586 27 81
Fax: + 34 91 586 26 89
e-mail: ir@ferrovial.es
website: **http://www.ferrovial.com**

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